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EXHIBIT (a)(5)(C)

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PRESS RELEASE

For Immediate Release: April 3, 2003

Contact:
Valerie Newsom Peg Geer Phone: 915-684-0302 Email: vnewsom@cap-rock.net

Cap Rock Energy Announces Extension and Amendment of Offer to Purchase

Midland, TX, April 3, 2003/PRNewswire—First Call/—Cap Rock Energy Corporation (AmEx: RKE) today announced that it has extended its offer to purchase shares of its outstanding common stock through April 30, 2003. The original offer commenced February 5, 2003, and, pursuant to the terms of the original prospectus, was limited to only those original shareholders who were former members of Cap Rock Electric Cooperative, Inc., the Company's predecessor, and had held their shares continuously through the date of the Company's acceptance of those tendered shares. The offer has now been amended to include all shareholders. The offer is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to all shareholders, including, but not limited to, sufficient cash available from operations to purchase tendered shares.

Tenders of shares must be made to the depositary before the extended expiration of the offer, and withdrawals of tendered shares may be made at any time prior to the Company's acceptance of them for payment. As of April 2, 2003, approximately 170 shareholders had tendered 59,000 shares.

Mailing of the Amended Offer to Purchase and other related documents is expected to begin April 3, 2003, to all shareholders, with the offer set to expire at 5 p.m., Eastern Time, April 30, 2003, unless extended. Questions concerning the terms of the offer or additional copies of the offer and related materials may be addressed to the information agent, MacKenzie Partners, Inc. Neither the Company, its board of directors nor the information agent makes any recommendation as to whether shareholders should tender or refrain from tendering their shares.

This press release does not constitute an offer to purchase any securities. The offer is made only by the Offer to Purchase and the related Supplemental Letter of Transmittal, each as amended from time to time, and is subject to the terms and conditions specified in the offer. The amended Schedule TO, including the amended offer to purchase, the related supplemental letter of transmittal and all other offering documents, are available free of charge at the Securities and Exchange Commission's website at www.sec.gov, or from MacKenzie Partners, Inc. at 1-800-322-2885.

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  EXHIBIT (a)(5)(C)
  PRESS RELEASE